Exhibit 99.1

YanGuFang International Group Reports First Half of Fiscal Year 2023 Financial Results

Shanghai, June 30, 2023 (PR NEWSWIRE) – YanGuFang International Group Co., Ltd. (the “Company” or “YanGuFang”) (Nasdaq: YGF), a health food company primarily engaged in the production, research and development, and sales of oat and grain products, today announced its financial results for the six months ended December 31, 2022.

First Half of Fiscal Year 2023 Financial and Operating Highlights

●	Revenues in the six months ended December 31, 2022 increased by approximately 26.3% to approximately $23.7 million from approximately $18.8 million in the six months ended December 31, 2021.

●	Gross profit in the six months ended December 31, 2022 increased by approximately 25.3% to approximately $17.5 million from approximately $13.9 million in the six months ended December 31, 2021.

●	Net income in the six months ended December 31, 2022 decreased by approximately 35.8% to approximately $2.5 million from approximately $3.9 million in the six months ended December 31, 2021.

●	As of December 31, 2022, the Company had approximately $6.9 million of cash, cash equivalents which represented an increase of approximately 27.4% from approximately $5.4 million as of June 30, 2022.

Mr. Junguo He, Chairman and Chief Executive Officer of YanGuFang, commented, “Over the past three years, we have witnessed the impact of the COVID-19 pandemic in China. Adapting to this ever-changing landscape, we proactively shifted our business strategies to foster innovation across our product portfolio, enhance customer loyalty, expand our reliable distribution network, and constantly explore new avenues for growth. It fills me with immense pride to share that our endeavors have yielded fruitful results. Our business has experienced consistent growth year after year, and during the first half of fiscal year 2023, our revenue surged impressively by approximately 26.7% compared to the same period of last year. Furthermore, our recent initial public offering (IPO) on Nasdaq in March 2023 has significantly bolstered our brand recognition, instilling unwavering confidence among our supply chain and market partners. This milestone has provided us with a robust foundation to capitalize on this positive momentum. Empowered by the capital generated from our IPO, we stand poised to embark on an ambitious expansion drive in the U.S. and Southeast Asian markets. To fuel our pursuit of innovation, we have partnered with the Rui Hai Liu Research Laboratory at Cornell University’s College of Agriculture and Life Sciences (“Cornell CALS”) for “YanGuFang Company Laboratory”. Our commitment to product innovation will remain resolute as we strive to establish YanGuFang as a globally renowned brand, leveraging the opportunities presented by the international market. However, our commitment does not end there. We are intensifying our efforts in the Chinese market, expanding our presence to additional provinces, and tapping into new channels to unlock fresh growth prospects. We believe that by implementing our well-crafted strategic business plans, our company will continue to achieve sustained growth and bring value to our shareholders.”

Mr. Kui Shi, Chief Financial Officer of YanGuFang, commented, “We achieved a year-over-year revenue growth of approximately 26.7% for the first half of fiscal year 2023, demonstrating the resilience of our business model in the Chinese market to navigate the challenges posed by COVID-19. Throughout this period, we have witnessed the stable consumption and procurement patterns of both high-end consumers and distributors. Our user and distributor base have steadily expanded, with our e-commerce operations providing a boost to our business. Furthermore, we have continuously enhanced our cost and operational efficiency, resulting in steady growth of our gross margin, and closely strengthened our relationships with suppliers and business partners. Notably, the successful completion of our IPO in March 2023 has improved our cash flow, enabling us to execute our strategic plans for research and development, as well as business operations. Looking ahead, we will focus on the development of new products, among others, oat milk, low glycemic index oat foods, oatmeal products with nutritional formulas tailored to market demands, and whole-grain nutritional foods. We expect our diversified product portfolio will accelerate the sales growth. We will continue to invest in and promote our new live-streaming e-commerce business, recognizing its potential as a significant growth driver for our business in the future. Additionally, we are continuously exploring new growth opportunities, including expanding distribution channels in traditional supermarkets and convenience stores, engaging in business-to-business sales of oat food ingredients, and vigorously expanding the U.S. and Southeast Asian markets. With the continuous development and upgrade of our products, stable growth in our business lines, and strategic market expansion, we are well positioned to achieve fast business growth and create enduring value for shareholders in the future.”

First Half of Fiscal Year 2023 Financial Results

Revenues from operations consisted of: (i) product sales, (ii) net service revenue, and (iii) other revenues. The following table sets forth the breakdown of our revenues for the periods presented:

	For the Six Months Ended December 31,
	2022	2021	Amount	%
Revenue by type	Amount	Amount	Increase (Decrease)	Increase (Decrease)
Product sales – online sales	$1,784,476	$1,144,754	$639,722	55.9%
Product sales – offline Distributor sales	3,080,722	166,897	2,913,825	1,745.9%
Product sales – offline Subscription customer sales	17,666,325	15,529,994	2,136,331	13.8%
Net service revenue	64,598	980,510	(915,912)	(93.4)%
Other revenues	1,104,031	953,275	150,756	15.8%
Total revenues	$23,712,427	$18,775,430	$4,936,997	26.3%

Revenues

For the six months ended December 31, 2022, our total revenues were approximately $23.7 million as compared to approximately $18.8 million for the six months ended December 31, 2021, representing an increase of approximately $4.9 million, or 26.3%, attributable to an increase in both online and offline product sales as more fully described below.

Revenue from online sales through our APP or the third-party e-commerce platforms increased by approximately $0.6 million, or 55.9%, from approximately $1.1 million for the six months ended December 31, 2021 to approximately $1.8 million for the six months ended December 31, 2022. Product sales on our APP amounted to $180,157 and $288,722, respectively, for the six months ended December 31, 2022 and 2021. Product sales on third party e-commerce platforms amounted to $1,604,319 and $856,032, respectively, for the six months ended December 31, 2022 and 2021, representing a significant increase due to the increase of our advertisements on large e-commerce platforms, such as Tmall, Douyin and Kuaishou, to strengthen our brand awareness and attract new customers. Our e-commerce strategy is focused on strategically partnering with leading third-party e-commerce platforms to market our products and expand our market reach. We believe our rapid development in the e-commerce channel demonstrates our potential to achieve greater market penetration in the e-commerce industry.

Revenue from offline distributor sales increased by approximately $2.9 million, or 1745.9%, from approximately $0.2 million for the six months ended December 31, 2021 to approximately $3.1 million for the six months ended December 31, 2022 due to our expanded product offering and significant investment in marketing activities to stimulate sales.

Revenue from offline subscription customer sales increased by approximately $2.1 million, or 13.8%, from approximately $15.5 million for the six months ended December 31, 2021 to approximately $17.7 million for the six months ended December 31, 2022. We expanded our product offering and made significant investment in marketing activities to stimulate sales. Our online brand awareness also had positive effect on offline subscription customer sales.

The Company collects net service fees from third-party merchants for using the Company’s APP which offers an online marketplace where the merchants can sell their products to customers. Net service revenue decreased by approximately $1.0 million, or 93.4%, from approximately $1.0 million for the six months ended December 31, 2021 to approximately $65,000 for the six months ended December 31, 2022. The decrease was primarily because we focused more on the sales of self-produced products than those offered by third-party merchants on our APP for the six months ended December 31, 2022.

Other revenues decreased by approximately $0.1 million or 15.8% from approximately $1.0 million for the six months ended December 31, 2021 to approximately $1.1 million for the six months ended December 31, 2022. The increase was primarily due to the increase in authorization fee revenue.

Cost of Revenues

Cost of revenues increased by approximately $1.4 million, or 29.3%, to approximately $6.2 million for the six months ended December 31, 2022 from approximately $4.8 million for the six months ended December 31, 2021, which was in line with the increase in revenues.

Gross Profit

Gross profit increased by approximately $3.5 million, or 25.3% from approximately $13.9 million for the six months ended December 31, 2021 to approximately $17.5 million for the six months ended December 31, 2022. Gross margin as a percent of revenue for the six months ended December 31, 2022 and 2021 was approximately 73.6% and 74.3%, respectively. Our gross profit margin has remained relatively consistent over time.

Operating Expenses

Operating expenses increased by approximately $4.2 million, or 46.9%, from approximately $8.9 million for the six months ended December 31, 2021 to approximately $13.0 million for the six months ended December 31, 2022. The increase in our operating expenses was primarily due to an approximately $3.3 million increase in sales commissions, selling and marketing expenses, an approximately $0.7 million increase in research and development expenses, and an approximately $0.2 million increase in general and administrative expenses.

●	Sales commissions, selling and marketing expenses increased by approximately $3.3 million, or 66.1%, from approximately $5.0 million for the six months ended December 31, 2021 to approximately $8.3 million for the six months ended December 31, 2022. We increased our advertising activities on large e-commerce platforms, such as Tmall, JD.com, Douyin and Kuaishou, to strengthen our brand awareness and attract new customers. We also increased commissions to distributors in our sales campaign. Our marketing efforts led to an increase of approximately $1.5 million in sales commissions, an increase of approximately $0.4 million in e-commerce operation service fee, an increase of approximately $0.3 million in salary and social welfare expense, an increase of approximately $0.2 million in shipping and warehousing expenses and other expenses, and an increase of approximately $0.6 million in advertising expenses, all of which were consistent with our increase in revenues.

●	General and administrative expenses increased by approximately $0.2 million, or 4.7%, from approximately $3.7 million for the six months ended December 31, 2021 to approximately $3.9 million for the six months ended December 31, 2022, mainly due to an increase of approximately $0.3 million in salary and social welfare expenses as a result of an increase in the number of administrative personnel and the increase in average salaries.

●	Research and development expenses increased by approximately $0.7 million, or 579.1%, from approximately $115,000 for the six months ended December 31, 2021 to approximately $0.8 million for the six months ended December 31, 2022, representing approximately 3.3% and 0.6%, respectively, of our revenues for the six months ended December 31, 2022 and 2021. We expect to continue to invest in research and development. We believe that our effective utilization of research and development capabilities, as well as the development of new and improved products will affect our results of operations in the future.

Income from Operations

Income from operations for the six months ended December 31, 2022 decreased by approximately $0.6 million, or 12.7%, to approximately $4.4 million as compared to approximately $5.1 million for the six months ended December 31, 2021. The decrease in income from operations was primarily attributable to an increase of approximately $4.2 million in operating expenses, partially offset by an increase of approximately $3.5 million in gross profit.

Net Income

Net income decreased by approximately $1.4 million, or 35.8%, to approximately $2.5 million for the six months ended December 31, 2022, from approximately $3.9 million for the six months ended December 31, 2021. The decrease in net income was primarily attributable to a decrease of approximately $0.6 million in income from operations and an increase of approximately $0.7 million in income tax expenses.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended December 31, 2022 were both $0.08. In comparison, basic and diluted earnings per share in the six months ended December 31, 2021 were both $0.13.

Liquidity and Capital Resource

In assessing its liquidity, the Company’s management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue in the future, and its operating and capital expenditure commitments. For the six months ended December 31, 2022 and 2021, the Company recorded net income of approximately $2.5 million and $3.9 million, respectively. The Company had negative working capital of approximately $20.7 million as of December 31, 2022, which was largely attributable to taxes payable of approximately $18.1 million, customer advances of approximately $3.3 million and deferred revenue of approximately $1.6 million. The customer advances and deferred revenue will be recognized as revenue in the next 12 months when the related customer orders and service are fulfilled. The Company has historically funded working capital needs primarily through cash from operations, bank loans, government loans, advance payments from customers and loans from and contributions by shareholders, and it intends to continue doing so in the near future.

As of December 31, 2022, the Company had cash, cash equivalents on hand of approximately $6.9 million and short-term bank loans of approximately $3.7 million. Management expects that it would be able to renew all of its existing bank loans upon their maturity, based on past experience and the Company’s credit history. On March 30, 2023, the Company closed its initial public offering (“IPO”) of 2,000,000 ordinary shares at a public offering price of $4.0 per share. The Company received aggregate net proceeds of approximately $6.7 million   from the IPO, after deducting underwriting discounts and other related expenses.

The Company believes that its cash, cash equivalents on hand and internally generated cash flows will be sufficient to fund its operations for at least the next 12 months from the date of this press release.

Recent Developments

On March 28, 2023, the ordinary shares of the Company began trading on The Nasdaq Capital Market under the ticker symbol “YGF.” On March 30, 2023, the Company closed its IPO of 2,000,000 ordinary shares at a public offering price of $4.00 per share. The Company received aggregate net proceeds of approximately $6.7 million   from the offering, after deducting underwriting discounts and other related expenses.

COVID-19 Updates

In March 2022, a new COVID-19 subvariant (omicron) outbreak hit China and spread faster and more easily than previous viruses. As a result, a new round of lockdowns, quarantines or travel restrictions were imposed in different provinces or cities in China by the relevant local government authorities. The Company temporarily closed its Shanghai office and suspended its offline marketing activities from April 1, 2022 to June 1, 2022 as required by the local authorities in Shanghai, and had its employees located in Shanghai work remotely. All marketing activities in Shanghai were accordingly changed to online meetings. Due to restrictions on logistics and supply chain disruptions in certain areas of China, the Company reduced its production output during the lockdown period in Shanghai, which to some extent adversely affected its results of operations for the same period. Starting from June 1, 2022, the Company resumed its production scale to the pre-lockdown level, reopened its Shanghai office and resumed its offline marketing activities. The lockdown in Shanghai from April to June 2022 did not have a material adverse impact on the Company’s results of operations although its logistics and supply chain, business development and offline marketing activities in Shanghai were restricted or suspended in the lockdown period. From October to early December 2022, the Company’s production activities in Wuchuan County, Inner Mongolia were restricted to such extent that only a few people were allowed to enter the production facilities due to a new round of lockdown in Wuchuan County, Inner Mongolia, and their logistics and supply chain, business development and offline marketing activities in Inner Mongolia were restricted or suspended in the new lockdown period. The Company’s warehouses are currently located in Inner Mongolia, Jiangsu and Shanghai, and the Company plans to open additional warehouses in other regions of China in 2023 to expand its storage capacity as well as mitigate the adverse impact on its supply chain due to the concentration of warehouses in a limited number of regions. Notwithstanding the foregoing, except for the temporary labor shortage due to the lockdowns, the Company has not experienced inventory, raw material shortages or reduced headcount of its employees during the recent lockdown period in Shanghai and new lockdown period in Wuchuan County, Inner Mongolia and its other offices in China were operational during the recent lockdowns. The lockdown in Wuchuan County, Inner Mongolia, did not have a material adverse impact on the Company’s results of operations. For the six months ended December 31, 2022, the Company’s total revenues were approximately $23.7 million as compared to approximately $18.8 million for the six months ended December 31, 2021, representing an increase of approximately $4.9 million, or 26.3%, as a result of an increase in both online and offline product sales.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on the Company’s future financial results will be dependent on future developments such as the length and severity of the COVID-19, the potential resurgence of the COVID-19, future government actions in response to the COVID-19 and the overall impact of the COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 on its future operations, financial condition, liquidity and results of operations.

About YanGuFang International Group Co., Ltd.

YanGuFang is an integrated enterprise engaged in the production, research and development, sales and marketing of natural oat and whole grain products. The Company is committed to improving human health through its research to explore the nutritional benefits of its products. The Company has developed over 80 products in its natural oat and whole grain series. For more information, please visit the Company’s website at http://ir.ygfang.com/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. These forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, which may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Company’s ability to develop and sell new or improved products and services, raise capital, deliver customer orders timely, execute its business plans, and attract and retain customers and skilled professionals; risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, the impact of COVID-19 on the Company’s businesses, and general economic conditions affecting the Company’s industry and other factors as more fully discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available, free of charge, on the SEC’s website at www.sec.gov.

For more information, please contact:

Ascent Investors Relations LLC

Tina Xiao
President
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,853,398	$5,381,058
Restricted cash	303,025	467,894
Accounts receivable, net	2,236,252	729,152
Accounts receivable – a related party	375,499	1,784,082
Inventories	5,443,133	5,442,661
Advance to vendors	5,099,694	1,729,574
Advance to vendors – a related party	479,706	46,032
Prepayments and other current assets	315,448	84,752
Due from a related party	746,680	—
TOTAL CURRENT ASSETS	21,852,835	15,665,205

Property, plant and equipment, net	46,205,333	46,431,541
Intangible assets, net	2,060,640	2,193,509
Deferred tax assets	712,928	935,646
Deferred issuance costs	310,136	319,333
Right-of-use assets	483,370	-
Prepayments and other assets -non current	504,441	-
TOTAL ASSETS	$72,129,683	$65,545,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,741,000	$2,358,940
Accounts payable	7,640,449	6,252,145
Construction payable	4,211,854	5,105,032
Due to a related party	-	173,244
Advance from customers	3,319,056	3,558,329
Accrued liabilities and other payables	3,816,840	3,057,774
Deferred revenue	1,601,832	1,972,528
Taxes payable	18,081,026	15,151,755
Operating lease liabilities - current	120,591	-
TOTAL CURRENT LIABILITIES	42,532,648	37,629,747

Long-term loans	8,448,835	8,711,755
Long-term deferred revenue, net of current	872,789	1,283,570
Operating lease liabilities – non-current	332,476	-
TOTAL LIABILITIES	52,186,748	47,625,072

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares*, $0.0005 par value, 100,000,000 shares authorized, 30,000,000 ordinary shares issued and outstanding at December 31, 2022 and June 30, 2022	15,000	15,000
Additional paid in capital	8,746,336	8,746,336
Statutory reserves	4,911,186	3,952,199
Retained earnings	6,576,167	5,021,753
Accumulated other comprehensive income (loss)	(305,754)	184,874
TOTAL SHAREHOLDERS’ EQUITY	19,942,935	17,920,162
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$72,129,683	$65,545,234

*	Shares and per share data are presented on a retroactive basis to reflect the one-for-five reverse share split effective August 31, 2022.

YANGUFANG INTERNATIONAL GROUP CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
INCOME AND COMPREHENSIVE INCOME

	For The Six Months Ended December 31,
	2022	2021
Revenues – third parties	$23,328,493	$17,564,506
Revenues – related parties	383,934	1,210,924
Total revenues	23,712,427	18,775,430
Cost of revenues	6,249,793	4,834,363
Gross profit	17,462,634	13,941,067

Operating expenses:
Commission, selling and marketing	8,350,409	5,028,214
General and administrative	3,909,239	3,733,131
Research and development	778,717	114,665
Total operating expenses	13,038,365	8,876,010
Income from operations	4,424,269	5,065,057

Other income (expense):
Interest income	10,161	6,042
Interest expense	(172,771)	(6,042)
Other income (expense), net	10,157	(66,866)
Total other expense, net	(152,453)	(110,175)

Income before income taxes	4,271,816	4,954,882
Income tax provision	1,758,415	1,037,288
Net income	2,513,401	3,917,594

Other comprehensive income (loss):
Foreign currency translation adjustments	(490,627)	203,408
Comprehensive income	$2,022,774	$4,121,002

Earnings per share*
Basic and diluted	$0.08	$0.13

Weighted average number of shares outstanding*
Basic and diluted	30,000,000	30,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the one-for-five reverse share split effective August 31, 2022.